ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited Consolidated Financial Statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the year ended February 28, 2010, the year ended February 28, 2009, and the nine months ended February 29, 2008, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of May 28, 2010 for the three months and twelve months ended February 28, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Information Concerning Estimates of Indicated and Inferred Resources

This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

Rockwell is engaged in the business of operating and developing alluvial diamond deposits which will allow it to become a mid-tier diamond mining company. The Company has three existing operations which it is progressively optimizing and has a promising pipeline of other advanced projects that it is looking to develop.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell is also in the process of considering and pursuing merger and acquisition opportunities in order to extend the mineral resources of the Company and to develop additional production to provide accretive value to Rockwell.

1.2.1    Summary

Operations

During fiscal 2010, Rockwell operated three alluvial diamond mines: Holpan, Klipdam and Saxendrift.

During the latter part of the Company’s 2009 fiscal year, the diamond market was significantly impacted by the world financial crisis. In February 2009, the Company placed its Wouterspan operation on care and maintenance. The Company commissioned its Saxendrift operation during the first quarter of fiscal 2010.

Following a 50% decline in diamond prices in the last quarter of fiscal 2009, rough diamond prices have showed an improvement in price during the last two quarters of fiscal 2010. The Company sold parcels of diamonds in March, May, June, July, August/September and November 2009, and January/February 2010.

The average price per carat received was US$531.43 in March, US$584.69 in May, US$699.75 in June, US$807.20 in early July, US$1,090.55 on July 27, US$862.36 in August/September, US$1,416.40 in the November tenders and US$1,154.11 in the January/February tenders . The average price received from sales in the fourth quarter of fiscal 2010 was US$1,154.11 per carat, a decrease of 9% from the average price of US$1,268.83 per carat received in the third quarter of fiscal 2010. The decrease was due to a parcel of moderate-quality stones being tendered in February compared to the previous quarter which included several large, high-quality gems.

A combination of relatively high operating costs and the collapse in the demand for high value stones resulted in suspension of the Wouterspan operations at the end of the third quarter of 2009. Plans are currently being made to upgrade and re-commission Wouterspan in the latter part of fiscal 2011.

During fiscal 2010, the Company raised $8.6 million from private placements. Subsequent to year end, the Company raised $4.6 million from a fully subscribed rights issue and a further $3.4 million was received from Daboll Consultants Limited by means of a private placement in terms of a Standby Agreement related to the rights offer.

A portion of the funds raised through the combined private placement and rights offer were utilized by the Company to strengthen its balance sheet, settle short term liabilities including a financing facility (overdraft), to pay legal and corporate fees expended on an unsolicited hostile bid and proxy contest instituted by Pala Investments Limited (“Pala”), and to repay a four month payment holiday on equipment leases negotiated with Komatfin during fiscal 2010.

The majority of the funds raised by Rockwell will be utilized during fiscal 2011 to undertake plant improvements and optimization at existing operations, and to initiate the modernization and re-commissioning of the Wouterspan processing plant into a high volume low cost mining and processing operation similar to Saxendrift. Management believes that this, together with ongoing operational improvements, reduction in operating costs, and increasing prices and demand for diamonds will improve the Company’s financial performance.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In the three month period ended February 28, 2010:

  4,995.9 carats were produced at the Holpan, Klipdam and Saxendrift operations.

  5,886.7 carats were sold at an average price of US$1,154.11 per carat.

  Tender sales of US$5.5 million plus US$1.4 million returns from beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues for the quarter of $7.3 million (US$6.9 million).

  Cost of sales including amortization, depletion and impairment charges totalled $8.1 million. During the period in which Wouterspan has been placed on care and maintenance, the rate of depreciation of the plant and equipment was reduced, but still allowed for impairment. An impairment charge of $0.2 million was recognized in the quarter. This resulted in a combined amortization, depletion and impairment charge of $1.5 million for the quarter.

  An operating loss of $0.6 million was realized for the period.

  Net general and administrative expenses amounted to $2.4 million, interest expenses amounted to $0.2 million and future income taxation recovery was $1.0 million.

  A loss of $0.7 million or 0.006 cents per share was realized for the period.

In the twelve months ended February 28, 2010:

  24,915.9 carats were produced from operations at Holpan, Klipdam, Wouterspan and Saxendrift.

  26,532.4 carats were sold at an average price of US$1,010.21 per carat.

  Tender sales of US$26.4 million, plus returns from beneficiation profit share of US$1.9 million resulted in diamond revenue for the year of $29.8 million (US$28.3 million).

  Cost of diamond sales was $22.9 million and amortization and depletion was $9.5 million for total operating expenses of $32.4 million.

  An operating loss of $2.7 million was realized for the year.

  Net general and administrative expenses amounted to $8.7 million, and net interest expenses were $1.5 million, offset by a net tax recovery of $2.6 million.

  A loss of $7.0 million or $0.03 per share was realized for the year.

  Diamond inventories at February 28, 2010 totalled 1,909.66 carats.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Potential Acquisition

In March 2010, the Company announced that it has signed a term sheet with Etruscan Diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.65 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Blue Gum alluvial diamond deposit hosts estimated mineral resources of 25 million cubic meters (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic meters (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009. Tania Marshall, PhD., Pr.Sci.Nat., an independent Qualified Person, is responsible for the resource estimate. A technical report has been filed on the Company’s profile at www.sedar.com.

Completion of the acquisition is subject to a number of conditions including South African mining ministry consent, securities regulatory approvals including TSX, satisfactory due diligence and project development financing and electric power negotiations. The Rockwell shares to be issued will be subject to escrow, resale and voting restrictions and will not materially affect control. Completion is targeted for the third calendar quarter.

Corporate

On April 29, 2009, Pala Investments Holdings Limited (“Pala”) called a special shareholders’ meeting of the Company. The meeting was called to remove certain directors of the Company, to appoint and elect certain new directors and to amend and terminate the Company’s shareholders’ rights plan. The special shareholders meeting was held on June 17, 2009 and the proposed resolutions to reconstitute the Board and amend and terminate the shareholders’ rights plan were not approved by the shareholders. Subsequently, two of the Company’s independent directors and Audit Committee members, Messer’s G. Radke and T. Janes resigned from the Board.

During the third quarter of fiscal 2010, Messer’s W. Jacobs and R. Linnell were appointed to the Board of Directors.

In the fourth quarter, Mr W. Fisher resigned from the board and Mr G. Yong was appointed to the Rockwell Board of Directors.

The current Audit Committee is comprised of Messer’s W. Jacobs and R. Linnell. The Company is in the process of identifying and appointing additional independent directors to the Company and to the Audit Committee.

In addition, the Company appointed Graham Chamberlain as its Chief Operating Officer as of November 1, 2009.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2    Financing

During the fourth quarter of fiscal 2010, the Company raised $8.6 million from a private placement to new and existing shareholders. Of this amount, $6.0 million was utilised in fiscal 2010 to strengthen the Company’s balance sheet and was allocated as follows:

  Repayment of a four month payment deferral (capital portion of lease payments) from Komatfin, the institution that finances the Mobile Production Vehicles (yellow fleet). This deferral had run from July until November 1, 2009, and provided short term financing of $2.2 million.

  Repayment of the short term, partially secured, borrowing facility of $3.8 million.

Subsequent to February 28, 2010, the Company raised approximately $4.6 million through a fully subscribed rights offering. Further to the rights offering and a Standby Agreement entered into at the outset of the rights offer, funds of $3.4 million were received from Daboll Consultants Limited by way of a private placement.

Overall in fiscal 2010 and to the date of this MD&A, the Company successfully raised a total amount of $16.6 million through the combined private placements and rights offer. As noted above, some $6.0 million was utilized in fiscal 2010 to strengthen the Company’s balance sheet. Funds were also utilized to pay fees associated with the fund raising, settle short term debt, and pay costs incurred in fiscal 2010 due to unsolicited corporate activity by Pala.

The majority of the funds raised by Rockwell will be allocated to further optimise existing operations and to modernize and re-commission Wouterspan. Growth and expansion to take advantage of the recovering diamond market is a key priority for Rockwell.

1.2.3    Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

During the year ended May 31, 2007, Africa Vanguard Resources (Pty) Limited (“AVR”), the holding Company of Richtrau No 136 (Pty) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Pty) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

As a result of the world wide credit contraction and economic recession, depressed market conditions and decline in diamond prices, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

As at February 28, 2009, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount is still outstanding at February 28, 2010. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR at this point in time.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to assist AVR to complete its investment in the VWDG projects, and currently negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in on-going discussions with AVR, and has also engaged with the Department of Mineral Resources with the assistance of its legal counsel to address the completion of the BEE participation in the share capital of the entities comprising VWDG. The shares for the outstanding equity purchases are held in trust by legal firm Tabacks pending conclusion of the transaction.

Effective October 2, 2008, AVR via Liberty Lane Investments (Pty) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA (Pty) Limited. As of February 28, 2010, AVR has only paid an initial deposit of ZAR3 million in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR regarding the funding for the outstanding amount of this transaction.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4    Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ended February 28, 2010) with the quarter ended February 28, 2009.

PRODUCTION
Operation	3 months ended February 28, 2010			3 months ended February 28, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	151,933	1,484.7	0.98	49,073	259.8	0.53
Klipdam	158,300	1,724.6	1.09	43,250	523.2	1.21
Saxendrift	310,921	1,786.6	0.57	21,171	165.8	0.78
Total	621,154	4.995.9	0.80	113,494	948.8	0.84

SALES, REVENUE AND INVENTORIES
Operation	3 months ended February 28, 2010				3 months ended February 28, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)
Holpan	1,206.0	1,114,246	926.99	780.3	704.7	134,633	191.04	839.8
Klipdam	2,182.9	1,191,596	545.88	595.4	832.1	111,576	134.09	1,742.3
Wouterspan	-	-	-	-	957.0	340,738	356.03	576.9
Saxendrift	2,497.8	4,488,199	1,796.86	533.9	549.4	381,784	694.95	367.2
Total	5,886.7	6,794,041	1,154.13	1,909.6	3,043.2	968,731	318.32	3,526.2

INVENTORIES (carats)
Operation	Rough Diamond Inventories November 30, 2009	Production	Rough Diamond Sales	Rough Diamond Inventories February 28, 2010
Holpan	501.7	1,484.7	1,206.0	780.4
Klipdam	1,053.7	1,724.6	2,182.9	595.4
Wouterspan	-	-	-	-
Saxendrift	1,245.1	1,786.6	2,497.8	533.9
Total	2,800.5	4,995.90	5,886.7	1,909.7

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production and Sales – Twelve Month Comparison

The following is a comparison of the twelve months of fiscal 2010 (ended February 28, 2010) with the twelve months ended February 28, 2009.

PRODUCTION
Operation	12 months ended February 28, 2010			12 months ended February 28, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	805,925	6,398.2	0.79	561,583	4,127.4	0.73
Klipdam	895,669	9,669.8	1.08	711,924	7,041.8	0.99
Wouterspan	-	14.1	-	552,293	3,897.1	0.71
Saxendrift	1,216,503	8,833.8	0.73	194,287	2,436.7	1.18
Total	2,918,097	24,915.9	0.85	2,020,087	17,503.0	0.87

SALES, REVENUE AND INVENTORIES
Operation	12 months ended February 28, 2010				12 months ended February 28, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)
Holpan	6,457.7	3,166,842	492.09	780.3	3,741.1	4,272,511	1,142.05	839.8
Klipdam *	10,816.7	6,301,240	581.26	595.4	5,657.0	18,954,292	3,350.61	1,742.3
Wouterspan	591.0	280,193	475.32	-	3,640.8	4,698,121	1,290.41	576.9
Makoenskloof	-	-	-	-	212.0	1,500,119	7,076.03	-
Saxendrift	8,667.1	17,055,281	1,967.81	533.9	2,069.5	3,656,268	1,766.71	367.2
Total	26,532.5	26,803,556	1,010.21	1,909.6	15,320.4	33,081,311	2,159.30	3,526.2

*Included in the Klipdam sales are 322.02 carats at $122,973 from ERF-1 Windsorton, a prospecting right within the Holpan-Klipdam mining area

INVENTORIES (carats)
Operation	Rough Diamond Inventories Beginning of Period*	Production	Rough Diamond Sales	Rough Diamond Inventories End of Period
Holpan	839.8	6,398.16	6,457.7	780.32
Klipdam	1,742.3	9,669.82	10,816.7	595.43
Wouterspan	576.9	14.08	591.0	-
Saxendrift	367.2	8,833.84	8,667.1	533.91
Total	3,526.2	24,915.90	26,532.5	1,909.66

*Included in the Klipdam inventories are 322.02 carats from ERF-1 Windsorton, a prospecting right within the Holpan-Klipdam mining area.

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161, Klipdam 157 and Erf-1 Windsorton, covering a total area of 4,019.9 hectares.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

Three months ended February 28, 2010 compared to three months ended February 28, 2009

Production at Holpan in the quarter was 1,484.7 carats from 151,933 cubic meters (281,076 tonnes) of gravel processed, compared with 259.8 carats from 49,073 cubic meters (90,785 tonnes) of gravel processed in the quarter ended February 28, 2009.

Sales from Holpan were 1,206.0 carats at an average value of US$926.99 per carat, an increase in carats and in value from the 704.7 carats at an average value per carat of US$191.04 sold in the quarter ended February 28, 2009.

Production at Klipdam was 1,724.6 carats from 158,300 cubic meters (292,855 tonnes) of gravel, compared to 523.2 carats from 43,250 cubic meters (80,013 tonnes) of gravel produced in the quarter ended February 28, 2009.

Sales from Klipdam were 2182.9 carats at an average value of US$545.88 per carat, an increase in carats and value compared to 832.1 carats at an average value per carat of US$134.04 in the quarter ended February 28, 2009.

Twelve months ended February 28, 2010 compared to twelve months ended February 28, 2009

Production at Holpan over the twelve months was 6,398.2 carats from 805,925 cubic meters (1,490,961 tonnes) of gravel processed, compared with 4,127.4 carats from 561,583 cubic meters (1,038,929 tonnes) of gravel processed in the twelve months ended February 28, 2009.

Sales from Holpan were 6,457.7 carats at an average value of US$492.09 per carat, an increase in carat sales and decrease in value per carat sold from 3,741.1 carats at an average value of US$1,142.05 per carat in the twelve months ended February 28, 2009.

Inventories at Holpan are 780.4 carats.

In the twelve months of the 2010 fiscal year, production at Klipdam was 9,669.8 carats from 895,669 cubic meters (1,656,987 tonnes) of gravel, compared to 7,041.8 carats from 711,924 cubic meters (1,317,059) of gravel produced in the twelve months ended February 28, 2009.

Sales from Klipdam were 10,816.7 carats at an average value of US$581.26 per carat, an increase in carats sold but a decrease in value per carat sold from 5,657.0 carats at an average value of US$3,350.6 per carat in the quarter ended February 28, 2009.

Inventories at Klipdam are 595.4 carats.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 7,409.4 hectares, of the Lanyon Vale 376 farm. Operations were taking place on three portions of the property called the Farhom, Okapi, and Stofdraai farms, exploiting the Rooikoppie and Primary gravel units. Wouterspan was placed on care and maintenance during February 2009.

Three months ended February 28, 2010 compared to three months ended February 28, 2009

Wouterspan remains on care and maintenance hence no production was reported.

There were no sales for the quarter compared to 957.0 carats at an average price of US$356.03 per carat in the quarter ended February 28, 2009.

Twelve months ended February 28, 2010 compared to twelve months ended February 28, 2009

During the twelve months of the fiscal 2010 year, Wouterspan produced 14.1 carats from the retreatment of concentrate, a decrease from 3,897.1 carats produced and 552,293 cubic meters (1,159,815 tonnes) of gravel processed in the twelve months ended February 28, 2009.

Sales from Wouterspan were 591.0 carats from inventories which received an average price of US$475.32 per carat. This is a decrease in carats and value per carat sold from 3,640.8 carats at an average value of US$1,290.4 per carat in the twelve months ended February 28, 2009.

The inventories at Wouterspan are zero (0) carats.

Saxendrift

The Saxendrift mine totalling 5,141.52 hectares is located on the south bank of the Middle Orange River and adjacent to the Wouterspan diamond operation. The Company acquired and re-commissioned an existing small pan plant on the property in the first quarter of fiscal 2009. Full commissioning of the new high-volume wet rotary pan plant took place in the first quarter of fiscal 2010 and production was increased in subsequent quarters of fiscal 2010.

Three months ended February 28, 2010 compared to three months ended February 28, 2009

Production at Saxendrift in the quarter was 1,786.6 carats from 310,921 cubic meters (652,934 tonnes) of gravel processed, compared with 165.8 carats from 21,171 cubic meters (44,459 tonnes) of gravel processed in the quarter ended February 28, 2009.

Sales from Saxendrift during the three months ended February 28, 2010 were 2,497.7 carats at an average price of US$1,796.91 per carat. This represents an increase in carats and value per carat sold from 549.4 carats sold at an average price of US$694.95 per carat in the quarter ended February 28, 2009.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Twelve months ended February 28, 2010 compared to twelve months ended February 28, 2009.

Production at Saxendrift over the twelve months was 8,833.8 carats from 1,216,503 cubic meters (2,554,656 tonnes) of gravel processed, compared with 2,436.7 carats from 194,287 cubic meters (408,003 tonnes) of gravel processed in the twelve months ended February 28, 2009.

Sales from Saxendrift were 8,667.1 carats at an average price of US$1,967.81 per carat, an increase in carats and value per carat sold from 2,069.54 carats at an average value of US$1,766.71 per carat in the twelve months ended February 28, 2009.

The inventories at Saxendrift are 533.9 carats.

Production Costs

Production at the three operations steadily increased, reaching 873,431 cubic metres in the third quarter and in the short fourth quarter with the traditional seasonal shutdown and excessively rainy season, maintained 621,154 cubic metres. The Company’s overall increase in production has been significantly influenced by the expanded capacity of the Saxendrift plant.

The Company’s drive to cut costs and optimize its operations continues to yield results. The average operating cost over twelve months for the three operations was US$3.11 per tonne, a decrease from US$5.23 per tonne in the twelve months ended February 28, 2009 and within the US$3.00 – US$3.50 per tonne range that was forecasted for fiscal 2010. This is a measure of the cash costs of operations, and consists predominantly of expenditures for fuel and oil, power, maintenance and replacements, operational salaries as well as direct mine operating costs.

Mining costs for each operation were: Holpan US$3.27 per tonne; Klipdam US$3.63per tonne; and Saxendrift US$2.61 per tonne.

The average total cost for all the operations over the twelve months of fiscal 2010, including rehabilitation, lease payments and royalties over the twelve months of fiscal 2010 was US$5.20 per tonne.

Mineral Resources Estimates

The Company completed technical reports on all of its material mineral properties with an effective date of February 28, 2009. The Company has not performed any further technical analysis in fiscal 2010. As a result, the mineral resource estimates disclosed in this document are as at February 28, 2009 and have not been adjusted for 2010 production disclosed elsewhere in this report.

Holpan/Klipdam

The mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat. a qualified person who is not independent of the Company, and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton has been filed on www.sedar.com.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Holpan and Klipdam Mineral Resources

	INFERRED RESOURCES	INDICATED RESOURCES
Description of Gravel Resource	Volume (cubic meters)	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Fluvial- alluvial Gravel	294,000	-	0.74	2008 -1,157 2009# - 671
Holpan Rooikoppie gravel	5,643,000	1,137,273
Klipdam Fluvial- alluvial Gravel	1,504,163	-	0.91	2008 - 3,892 2009# - 915
Klipdam Rooikoppie gravel	1,312,000	1,135,229
TOTAL	8,753,163	2,272,502	0.84

# Modelled values for 2009 (by Rockwell, 2009)

Saxendrift

Mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton has been filed on www.sedar.com.

Saxendrift Mineral Resources

MINING AREA	RESOURCE CLASSIFICATION	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Saxendrift Terrace A	INDICATED 1	804,945	1.32	2,154
	INDICATED 2	2,483,494	0.8
Saxendrift Terrace B	INDICATED	1,774,660	1.15	1,075
TOTAL INDICATED		5,063,099	1.01
Saxendrift Terrace A	INFERRED	3,629,127	0.8	1,075
Saxendrift Terrace B	INFERRED	86,476	0.68	1,075
Stockpiles	INFERRED	642,540	0.29	2,154
TOTAL INFERRED		4,358,143	0.72

During 2008 Rockwell re-modelled the resources according to the Company’s standards, and identified differences in volumes based on an incomplete dataset supplied to Rockwell by the Trans Hex Group, and different to that supplied to Venmyn in 2006/7. Overall, the indicated resources have increased and the inferred resources have decreased from the previous estimate.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

During May through to October 2008, some 1,520.17 carats of diamonds were sold from Saxendrift Terrace A for an average value of US$2,154.02/carat. These diamonds were recovered from (primarily) in-situ gravels and (minor) bantams. Although no diamonds were recovered from Terrace B gravels, the model value for these stones was some US$1,540/carat. The sale of some 500 carats at end February 2009 for only ZAR695/carat is indicative of the weakness of the diamond market in early fiscal 2010. In order to account for the current depressed market, Rockwell utilized a modelled value of US$1,075/carat for the short term (2009) for Terrace A stones and US$1,075/carat for Terrace B stones were used in the 2009 estimates.

Wouterspan

Mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat. a qualified person who is not independent of the Company reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton has been filed on www.sedar.com with Rockwell’s year end materials.

Wouterspan Mineral Resources

	INFERRED RESOURCES	INDICATED RESOURCES
Description of Gravel Resource	Volume (cubic meters)	Volume (cubic meters)	Grade[1] (carats/100 cubic meters)	Value[2] (US$/carat)
Rooikoppie	5,911,000	716,769	0.70	1,511
Fluvial-alluvial	31,863,000	4,311,167
TOTAL	37,774,000	5,027,936[1]	0.70	1,511

Notes to table:
“Total” figure rounded off.

1	Although the volumes of Rooikoppie and Fluvial-Alluvial gravels are estimated separately, the processing combines them, so separate grade determinations are not possible.
2

The average diamond value given are to October 2008, as this is the figure that prices will have to achieve before the new process plant will be constructed and the mine is put back into full production.

The Wouterspan operation was placed on care and maintenance during February, 2009.

Kwartelspan

A single terrace was identified by TransHex to exist on the Kwartelspan prospect area. Based on drilling and bulk-sampling of Rooikoppie gravels an inferred resource was estimated.

Kwartelspan Mineral Resources

RESOURCE CLASSIFICATION	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
INFERRED	1,384,577	1.50	793

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Mineral Resources as of March 2007 at Kwartelspan were estimated by the South African consulting company Venmyn. C.A. Telfer, Pr.Sci.Nat., of Venmyn is an independent qualified person as defined by National Instrument 43-101.

1.2.5    Exploration and Development Properties

Middle Orange River Properties

In addition to the Saxendrift mine and adjacent Kwartelspan prospect (see above), the MORO properties include the past producing Niewejaarskraal mine and Vieglandsput, Zwemkuil-Mooidraai Holsloot projects, totalling approximately 12,155.4 hectares.

The Niewejaarskraal Mine was operated from 2002-2006 by Trans Hex. It has been on care and maintenance since late 2006.

Trans Hex also conducted exploration and evaluation work on several large alluvial gravel terraces on the Kwartelspan property, located to the north-east of Saxendrift, and on the Vieglandsput, Zwemkuil- Mooidraai and Holsloot properties, located to the south-west of Niewejaarskraal. The exploration work included reverse circulation drilling, trenching and bulk sampling. Rockwell has also remodelled the gravel at Niewejaarskraal and commissioned a re-estimate of the mineral resources.

Niewejaarskraal

Rockwell and its consultant re-processed the Trans Hex drilling data according to Company’s operating procedures. The estimated resources have increased, overall, but have re-classified as “Inferred” due to the lack of confidence in the original data – due primarily to the length of time lapsed since the last diamond valuation (and the uncertainties surrounding current and short-term diamond prices) and the improvements made in diamond processing/recovery procedures which will change the available diamond grade values. The current estimates also represent volumes available in the ground, fully depleted of material removed by the THO bulk-sampling program.

Mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton was filed on www.sedar.com.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Niewejaarskraal Mineral Resources

AREA	GRAVEL TYPE	RESOURCE CLASSIFICATION	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Terrace A	Fluvial-alluvial Rooikoppie	INFERRED	11,831,500 1,840,000	0.84	1,075
Terrace B	Fluvial-alluvial Rooikoppie	INFERRED	5,990,000 969,000	0.84	1,075
Total		INFERRED	20,630,500	0.84	1,075

Niewejaarskraal Project

The Niewejaarskraal Project, located on the Middle Orange River area of South Africa, was a past producer of alluvial diamonds.

In terms of the Sale of Shares and Claims Agreement entered into between, among others, Rockwell Resources RSA (Proprietary) Limited (“Rockwell”) and Trans Hex Operations (Proprietary) Limited (“Trans Hex”) on March 3, 2007, Rockwell indirectly acquired the mining and prospecting rights to, among other areas, Portion 6 of the Farm Niewejaarskraal 40 in the magisterial district of Prieska (“Niewejaarskraal”). In terms of the same agreement, Rockwell also indirectly acquired, among other things, certain mining equipment situated on Niewejaarskraal, including a dense media separation plant previously erected and operated by Trans Hex.

As at February 28, 2009, the Company was committed to pay Trans Hex for the acquisition of the remaining Niewejaarskraal mining rights. The Company had placed $2.7 million in trust toward application of the remaining payment, to be released to Trans Hex upon the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name. Cession of the Niewejaarskraal mining right occurred on March 4, 2009.

On April 11, 2009 all the conditions precedent were met and the Company paid ZAR17.9 million ($2.4 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights of which ZAR 12.3 million ($1.7 million) was capitalized.

The Company has continued to review the geological and diamond characteristics of the Niewejaarskraal deposit and considers this to be an important project in the long term development of Rockwell’s assets and production plan. It is likely that once the Wouterspan operation has been re-commissioned that the Company will develop a project plan for the commission of a mining operation on this deposit.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Other MORO Exploration Prospects

The Mineral Resources as of March 2007 were estimated by the South African consulting company Venmyn. C.A. Telfer, Pr.Sci.Nat., of Venmyn is an independent qualified person as defined by National Instrument 43-101.

Other MORO Prospects Mineral Resources

PROJECT	RESOURCE CLASSIFICATION	Volume (cubic meters)	Grade (carats/100 cubic meters)
Zwemkuil-Mooidraai	INFERRED	1,640,000	0.95

Additional Alluvial Diamond Prospects in the MORO Area

In August 2008, the Company acquired eight new prospecting permits from the Department of Mineral and Energy (“DME”). These new prospecting permits are located in the Middle Orange River area in the Northern Cape Province of South Africa, and include a number of permits which are adjacent to the Company’s Wouterspan and Saxendrift properties.

Project Areas	Farm Name	Portion	Size (Ha)	Type of Right
Lanyonvale	Lanyonvale 376	Ptn 16 (Ptn of Ptn 9)	240.4480	Prospecting Permit
	Lanyonvale 376	Rem of Ptn 18 (Ptn of Ptn 10)	271.5347	Prospecting Permit
	Lanyonvale 376	Ptn 7 & 11	2917.4437	Prospecting Permit
Douglas	Zweet Fontein 76	Rem of Ptn 1; Ptn 2 (Ptn of Ptn 1)	2045.1312	Prospecting Permit
	Blaaubosch Drift 78	Rem of Ptn 1 & Ptn 3
Makoenskloof	Reads Drift 74	Ptn 20 & 38 (Ptn of Ptn 18)	2226.9832	Prospecting Permit
Diamond Valley	Diamond Valley 29	R/E; Ptn 1 & 2	2679.9832	Prospecting Permit
Saxendrift	Saxendrift 20	Ptn 12,13,16,24 &25	1873.6890	Prospecting Permit

Ptn = Portion; R/E = Remaining Extent

Lanyonvale Project: The Lanyonvale properties are situated adjacent to and downstream of Rockwell’s Wouterspan Mine on the Middle Orange River.

Douglas Project Area: These properties are located upstream of the confluence of the Vaal and Orange Rivers, outside of the town of Douglas. There have been alluvial operations around the town of Douglas for the last 100 years.

Makoenskloof Area: This property is situated on the north bank of the Middle Orange River, downstream of Makoenskloof where Rockwell performed bulk sampling in 2007, producing some diamonds.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Diamond Valley: This property is located some 10 kilometers south of the modern day Orange River and at the same general elevation as the Company’s Saxendrift project located about 15 kilometers to the west.

Saxendrift: These properties are adjacent to the lower (Terrace C) of the three terraces that are located on the contiguous mineral right portions that collectively comprise the Saxendrift property package. The Company already holds rights to the property that hosts the upper terraces A and B which have a history of historical diamond production. With the granting of this new right, Rockwell now has access to the three main terraces contained within the Saxendrift project area, with the potential to add further gravel resources at Saxendrift. Terrace C is located approximately 20 to 40 meters above the current river, whereas Terrace A is some 120 meters above the present day river, and Terrace B is situated between A and C. Rockwell is currently constructing a new processing plant on Terrace A.

1.2.6    Mineral Rights Conversions

In respect of the requirements of the Minerals and Petroleum Resources Development Act, old order mineral rights shall be converted to new order rights provided that all the relevant documentation has been lodged before the requisite date of May 1, 2009. Provided that these conditions are met then the conversion of mineral Rights shall be granted by the Department of Minerals and Energy.

Rockwell has lodged its documentation for the conversion of its mineral rights in a timely manner and is confident that those rights (namely Rietputs) not yet converted shall be converted in due course, allowing for backlogs given the large number of rights that were submitted to the Department of Minerals and Energy by the due date and which are being processed by the Department.

1.2.7    Litigation

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and arbitration proceedings are pending in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

Niewejaarskraal

During the course of 2008 and prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim.

Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. In addition, Rockwell has had sight of the legal advice provided by external legal counsel to Trans Hex to the effect that the merits of this claim are limited. In the event that a claim were to be made by the owner of Niewejaarskraal against Rockwell in respect of this mining equipment, Rockwell will vigorously defend its ownership of that equipment and will also seek to rely on certain protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

1.2.8    Other - Insurance

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on an instalment plan (called Hire Purchase in South Africa) or leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.9    Diamond Market Trends

The Diamond Market Update

Following the drastic decline in international diamond prices in late 2008 and the negative impact of the world economic recessions, the prices of rough diamonds have returned to mid 2008 values. During the first two quarters of fiscal 2010, the market experienced shortages due to limited supply of rough diamonds from the larger producers. Subsequently De Beers increased the prices on their boxes and further to this increase sight holders were selling their DTC boxes (“Diamond Trading Company”) for a premium of single and low double digit percentages; this will result in producers increasing their prices until such time as the premiums have been absorbed. The demand for larger stones has improved.

Following a drastic 50% decline in diamond prices in the last quarter of fiscal 2009, rough diamond prices have showed an improvement in price during the last two quarters of fiscal 2010. The effects of the diamond price decline in the first part of fiscal 2009, and the subsequent improvement in prices during the last two quarters are reflected in prices achieved by Rockwell over the fiscal year. The Company sold parcels of diamonds in March, May, June, July, August/September and November 2009, and January/February 2010.

Prices were weak in the first two quarters of fiscal 2010 and strengthened in the last two quarters as indicated in the following average sales prices. The average price per carat received was US$531.43 in March, US$584.69 in May, US$699.75 in June, US$807.20 in early July, US$1,090.55 on July 27, US$862.36 in the August/September, US$1,416.40 in the November, and US$1,154.11 in the January/February sales. The average price received from sales in the fourth quarter of fiscal 2010 was US$1,154.11 per carat, a decrease of 9% from the average price of US$1,268.83 per carat received in the third quarter of fiscal 2010. The decrease was due to a parcel of moderate-quality stones being tendered in February compared to the previous quarter which included several large, high quality gems.

Polished prices showed increases in the latter part of fiscal 2010, although at smaller percentages compared to rough price increases, but these prices are expected to show larger increases consistently throughout the year as the demand at retail level increases. The retail sector has shown year on year increase in trade but still has to show further strengthening to reach the levels from 2008. Margins on polished are still small as a result of the high prices paid for rough diamonds. Credit terms have been reduced in the industry from the exceptional high credit levels that existed prior to the credit crisis of late 2008 which is positive for the business.

The downstream sector of the diamond trade is presently seeing increased activity from Indian traders which are becoming the largest buyers of rough diamonds on the market. This is a result of support from their banks as well as the government which appreciates the importance of supporting their diamond industry. The caution is that speculation on rough diamonds continues to drive the prices of rough, which although a positive for producers in the short term, could possibly be detrimental to the market in the long term.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall rough diamond prices showed a strong rebound in the latter half of fiscal 2010 which was important for Rockwell and its financial performance. This situation has persisted into the early part of fiscal 2011. The view of most diamond market analysts, including the likes of Des Kilalea at Royal Bank of Canada (“RBC”) Capital Markets and Ed Sterck of Bank of Montreal (“BMO”), is that the diamond market will continue to show improvement and resilience during 2010 and that in the long term declining supply, and increasing demand related to improvement in world economic conditions, diamond prices will rise to their previous strong levels and show long term growth.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except weighted average number of common shares outstanding.

	As at	As at	As at
Balance Sheet	February 28, 2010	February 28, 2009	February 29, 2008
Current assets	11,875,714	15,099,971	38,596,562
Mineral properties	30,850,998	28,894,477	25,247,937
Other assets	62,516,674	62,367,968	69,848,625
Total assets	105,243,386	106,362,416	133,693,124

Current liabilities	11,577,472	14,462,800	12,502,301
Other liabilities and non-controlling interest	16,471,823	21,478,590	34,076,016
Shareholders’ equity	77,194,091	70,421,026	87,114,807
Total liabilities and shareholders’ equity	105,243,386	106,362,416	133,693,124

	Year ended	Year ended	Nine months ended
Statement of Operations	February 28, 2010	February 28, 2009	February 29, 2008
Revenue	29,776,933	34,330,078	36,083,106
Mine site operating costs	(22,913,999)	(25,113,363)	(22,730,271)
Amortization and depletion	(9,545,727)	(11,287,197)	(6,533,941)
Operating (loss) profit	(2,682,793)	(2,070,482)	6,773,894
Expenses
Accretion of reclamation obligation	481,932	1,072,389	464,316
Exploration	97,805	498,739	604,169
Foreign exchange loss (gain)	483,902	(350,485)	(751,315)
Legal, accounting and audit	1,389,272	1,863,261	790,725
Office and administration	3,411,990	3,489,460	2,697,077
Shareholder communications	506,482	453,489	198,985
Stock-based compensation	335,358	1,834,422	1,826,315
Travel and conference	194,544	605,812	654,705
Transfer agent filings	246,866	250,878	544,232
Subtotal	7,148,151	9,717,965	7,029,209

Loss on disposal of equipment	36,720	364,918	402,411
Loss on disposal or write down of mineral properties	657,634	203,339	–
Interest (income)	(466,688)	(2,672,021)	(1,118,396)
Interest on capital leases	969,530	1,592,001	1,289,385
Interest expense	576,272	3,009,680	270,976
Other income	(513,338)	(303,399)	(111,202)
Write down of assets	23,862	2,590,958	–
Write-off of amounts receivable	167,414	291,063	18,360
Subtotal	1,451,406	5,076,539	751,534

Loss before income taxes	11,282,350	16,864,986	1,006,849
Income tax expense	18,946	7,000	179,290
Future income tax (recovery) expense	(2,645,000)	(3,347,000)	2,261,110
Loss before non-controlling interest	8,656,296	13,524,986	3,447,249
Non-controlling interest	(1,618,603)	(549,024)	5,955,779
Loss for the period	7,037,693	12,975,962	9,403,028
Other comprehensive loss (income)	(5,429,700)	13,409,383	–
Total comprehensive loss	1,607,993	26,385,345	9,403,028

Basic and diluted loss per common share	0.03	0.05	0.05
Weighted average number of common shares outstanding	267,164,309	237,924,152	196,428,551

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31
	2010	2009	2009	2009	2009	2008	2008	2008
Current assets	11,876	9,150	7,785	8,986	15,100	22,830	21,757	27,190
Mineral properties	30,851	34,333	34,654	34,219	28,894	36,831	37,386	36,592
Other assets	62,516	63,390	65,217	65,100	62,368	85,330	80,146	74,621
Total assets	105,243	106,873	107,656	108,305	106,362	144,991	139,289	138,403

Current liabilities	11,577	13,291	15,970	15,623	14,463	14,814	17,369	15,353
Other liabilities	16,472	19,441	19,404	20,773	21,478	32,171	28,941	28,194
Shareholders’ equity	77,194	74,141	72,282	71,909	70,421	98,006	92,979	94,856
Total liabilities and shareholders' equity	105,243	106,873	107,656	108,305	106,362	144,991	139,289	138,403

Working capital (deficit)	299	(4,141)	(8,185)	(6,637)	637	8,016	4,388	11,837

Statement of Operations	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31
	2010	2009	2009	2009	2009	2008	2008	2008
Revenue	7,327	12,775	5,802	3,873	936	16,226	9,917	7,251
Mine site operating costs	(6,681)	(7,092)	(4,589)	(4,552)	(9,143)	(3,710)	(7,651)	(4,609)
Amortization and depletion	(1,295)	(3,293)	(3,139)	(1,819)	(3,177)	(2,864)	(2,673)	(2,574)
Operating profit (loss)	(649)	2,390	(1,926)	(2,498)	(11,384)	9,652	(407)	68

Expenses
Accretion of reclamation obligation	383	81	32	(14)	809	95	99	69
Exploration	4	34	2	58	132	96	(33)	304
Foreign exchange (gain) loss	(131)	66	2	546	(72)	(903)	831	(206)
Legal, accounting and audit	545	351	160	334	408	678	640	137

Office and administration	1,103	853	800	656	960	689	868	972
Shareholder communications	70	105	212	119	81	173	119	80
Stock-based compensation	189	12	18	116	276	499	373	686
Travel and conference	42	76	41	36	147	139	108	212
Transfer agent	151	16	58	22	178	28	35	10
Subtotal	2,356	1,594	1,325	1,873	2,919	1,494	3,040	2,264
Write-off of amounts receivable	167	–	–	–	291	–	–	–
Loss (gain) on disposal of equipment	–	–	11	26	66	(6)	284	21
Loss on disposal or write-down of mineral properties	–	–	–	658	203	–	–	–
Interest income	(232)	–	(92)	(143)	(191)	(357)	(743)	(1,381)
Interest on capital leases	285	89	252	343	354	335	440	463
Interest expense	(80)	176	73	407	2,309	452	163	86
Other income	(245)	(95)	(117)	(56)	(72)	100	(251)	(80)
Write down of assets	24	–	–	-	2,591	–	–	–
Profit (loss) before income taxes	(2,924)	626	(3,378)	(5,606)	(19,854)	7,634	(3,340)	(1,305)
Future income tax( recovery) expense	(1,036)	475	(719)	(1,346)	(2,089)	(134)	(703)	(414)
Profit (loss) before non-controlling interest	(1,888)	151	(2,659)	(4,260)	(17,765)	7,768	(2,637)	(891)
Non-controlling interest	(1,194)	368	(338)	(454)	2,015	(3,241)	589	88

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Profit (loss) for the period	(694)	(217)	(2,321)	(3,806)	(19,780)	11,009	(3,226)	(979)

Basic and diluted profit (loss) per share	(0.006)	0.002	(0.011)	(0.017)	(0.08)	0.05	(0.01)	(0.003)
Weighted average number of common shares outstanding (thousands)	267,164	238,042	238,042	238,042	237,924	238,537	238,537	237,731

1.5        Results of Operations

The Company realized a loss of $7.0 million for the twelve month period ended February 28, 2010 compared to a loss of $13.0 million for the prior year. The loss was due to the collapse in the diamond market and precipitous decline in diamond prices that commenced in the fourth quarter of fiscal 2009 due to the ongoing global credit crisis and economic recession. This resulted in on-going weakness of diamond prices through the first two quarters of fiscal 2010 and the slow recovery in the third and fourth quarters. Though prices remained weak during this period there has been an overall improvement in prices of about 49% from the initial sharp fall in prices of about 50% in the last quarter of fiscal 2009. Operations at the Wouterspan Mine are still on care and maintenance in order to preserve the Company’s cash reserves. Proceeds from the capital raise will be used to upgrade the plant at Wouterspan, the re-commissioning of which will coincide with the current recovery of the demand for high quality stones in the final quarter of fiscal 2011.

During the twelve months ended February 28, 2010, the Company realized rough diamond sales of $29.8 million compared to $34.3 million for the comparable period in the prior year. Sales in March 2009 were at US$531.43 per carat, 35% of the pre-October 2008 average sales prices achieved of about US$1,800 per carat. Prices have gradually recovered, climbing to US$1,090.55 per carat in July 2009, US$862.36 per carat in August/September 2009 tenders, US$1,434.33 in November 2009 and US$1,154.11 in the January/February 2010 tender. The lower price per carat received in August and January/February was related to lower grade mixes of stones sold in July and November 2009.

As noted above, the credit crunch and ensuing recession resulted in diamond prices falling sharply in late calendar 2008 (fourth quarter of fiscal 2009). Sales prices achieved in the first quarter of fiscal 2010 were below the cost of production; however, prices achieved in the second quarter covered the cost of production, but were not sufficient to cover fixed overheads in full and lease payments. As the Company was required to maintain liquidity, sales were made below production cost. This resulted in the Company invoking the payment deferral with Komatfin, which ended on November 1.

Income generated in November 2009 was sufficient to cover all the third quarter costs and significant arrear creditors, including ZAR11.4 million ($1.6 million) for outstanding royalties. The November income resulted in a third quarter operating profit. The operating profit in the fourth quarter covered the cost of operations.

Mining costs for the twelve months ended February 28, 2010 amounted to $22.9 million (twelve months ended February 28, 2009 - $25.1 million), which excludes amortization and depletion charges of $9.5 million (twelve months ended February 28, 2009 – $11.3 million). The Wouterspan mine was placed on care and maintenance, and this resulted in less costs being incurred in the current year.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration expenses (excluding stock-based compensation) decreased to $97,805 for the twelve months ended February 28, 2010 compared to $498,739 for the same period in the prior year as a result of the diminished exploration activity due to the recession.

Office and administrative costs for the twelve months ended February 28, 2010 decreased to $3.4 million from $3.5 million incurred for the same period in the prior year. This decrease was primarily the result of controlling costs and reducing overheads. Travel and conference expenses amounted to $194,544 for the twelve months ended February 28, 2010 compared to $605,812 for the same period in the previous year. Legal, accounting and audit expenses for the twelve months ended February 28, 2010 amounted to $1.4 million compared to $1.9 million incurred for the same period in the prior year. The Company has experienced significant legal costs due to the unsolicited bid by Pala and the capital raising exercise.

Stock-based compensation decreased to $0.3 million for the twelve months ended February 28, 2010 in comparison to $1.8 million for the same period in the previous year.

Net interest expenses were $1.1 million for the twelve months ended February 28, 2010, compared to $1.9 million for the twelve months ended February 28, 2009, due to the use of the credit facility in fiscal 2009 to maintain working capital and the deferred lease payments.

Please refer to section 1.2 for additional discussion on the Company’s results of operations.

1.6         Liquidity

At February 28, 2010, the Company had cash and cash equivalents of $2.5 million (2009 - $4.0 million) and bank indebtedness of $0.7 million (2009 - $3.5 million), for net cash holdings of $1.8 million (2009 - $0.5 million). The Company also had a working capital of $0.3 million (2009 - $0.6 million).

The Company had no long-term debt at February 28, 2010, other than asset retirement obligations relating to its Klipdam, Holpan, Wouterspan and Saxendrift mines, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are denominated in South African Rand (“ZAR”).

The improved results of the August/September 2009 tender, the cash outflow reduction from the lease holiday and ZAR12.5 million ($1.8 million) received for the sale of several high value stones to the Steinmetz Diamond Group, provided sufficient liquidity to build up inventories and hold back sales until an advantageous tender date in mid November 2009. This has resulted in achieving a much improved average of over US$1,400 per carat, and thus sales for the quarter ended November 2009 amounted to ZAR91 million ($12.8 million) against operating costs of ZAR75 million ($10.3 million), before corporate expenses. The fourth quarter tender achieved a lower average of US$1,154.1 due to the tender parcel not including as large high value stones as those in the November parcel.

The cash utilisation rate in the first quarter of fiscal 2010 was $2 million, which reduced to $1.8 million in the second quarter. Improved diamond prices and the reduced cash outflow due to the payment deferral on its lease obligations has resulted in positive cash flow from operations, sufficient to fully cover corporate overheads and improve working capital. The strengthening of the Rand, by 7% in the current quarter and 28% in the fiscal year to date, has had a significant negative effect on cash inflows from sales, which are realized in US Dollars.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company raised $8.6 million dollars in private placements and a further $4.6 million from a rights offer subsequent to year end. In the first quarter of fiscal 2011 the company raised a further $3.4 million from a private placement. Of the initial funds raised in late fiscal 2010, $6 million has been utilised to clear the arrears from the Komatfin payment deferral and pay off the unsecured loan at the operations. This has resulted in the strengthening the balance sheet. The balance of the funds raised will be utilised to settle fees and outstanding costs incurred as a consequence of unsolicited corporate activity in fiscal 2010, and most importantly to upgrade the Wouterspan plant and make improvements to the Saxendrift plant, to enable operations to increase production at lower costs.

Contractual Obligations and Commitments

The Company has the following payment commitments: a minimum lease payments of $3.3 million, with $3.2 million payable in the next 12 months, with instalments up to the year 2012 to various financial institutions for plant and equipment.

The following are the contractual maturities of contractual obligations:

Payments due by period
		Less than			More than 5
	Total	one year	1 to 3 years	3 to 5 years	years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	3.3m	3.2m	0.1m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	3.3m	3.2m	0.1m	Nil	Nil

Other than described above and in the notes to the financial statements for the twelve months ended February 28, 2010, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The payment deferral to the Company’s equipment lessors did not change the period of the contracts, as subsequent payments will be increased to catch up the capital portion of the payments deferred. The interest position as well as the additional interest calculated on the capital not paid, has been paid in the current period.

1.7        Capital Resources

The Company's sources of capital are primarily equity and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

During the twelve months ended February 28, 2010, the Company did not complete any debt financings, other than the payment deferral on its capital lease obligations, the arrears and interest of which have been fully repaid in the last quarter of fiscal 2010. The Company anticipates that it has sufficient funding facilities and funds available (refer to section 1.6 above) to meet its working capital requirements, provided that the diamond market continues to recover and sales continue to achieve over US$1,100 per carat in the near future and the exchange rate remains constant. At an exchange rate of ZAR7.40 – 7.60 to US$1 and current volumes and grade being achieved, breakeven point is anticipated to be reached when the Sales price per carat recovers to the US$1,150 – US$1,300 per carat range.

The Company raised $8.6 million from private placement and has, subsequently to the year end, raised $4.6 million via a rights issue and a further $3.4 million from a private placement. As noted in previous sections of this document, these funds have been allocated to meet the expenditure requirements to ensure the continuation of operations until such time as the international diamond markets recover and for capital expenditure to improve efficiencies at existing operations, expand operations to take advantage of existing resources and reopen operations that have been on care and maintenance in line with future market improvement.

Funds raised have been applied to reducing the short term finance and the Komatfin payment deferral, which will cause significant reductions in interest expenses. Working capital is now sufficient to provide financial leeway to hold sales tenders at dates where there is higher market demand due to seasonal events. This will generate larger profit margins and improved cash inflows.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

	As at	As at
Balances payable	February 28, 2010	February 28, 2009
Jeffrey B Traders CC (d)	$–	$7,890
Jakes Tyres (i)	–	5,498
Banzi Trade 26 (Pty) Ltd (h)	603	–
Hunter Dickinson Services Inc. (a)	627,435	180,267
Seven Bridges Trading (e)	13,285	–
Current balances payable	$641,323	$193,655

Liberty Lane (l)	$414,566	$383,330
Long–term balances payable	$414,566	$383,330

Balances receivable
Banzi Trade 26 (Pty) Ltd (h)	$46,108	$19,547
Diacor CC (k)	–	29,668
Current balances receivable	$46,108	$49,215

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Year ended	Year ended	Nine Months
Transactions	February 28	February 28	February 29
	2010	2009	2008

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$961,042	$1,280,316	$863,861
Euro-American Capital Corporation (b)	–	–	14,393
CEC Engineering (c)	17,818	26,904	39,766
Jeffrey B Traders CC (d)	–	–	52,740
Seven Bridges Trading (e)	139,789	–	57,952
Cashmere Trading (f)	–	18,808	353,736
Banzi Trade 26 (Pty) Ltd (h)	17,688	29,768	47,575
Jakes Tyres (i)	–	440,283	1,141,454
AA Van Wyk (j)	–	–	148,658
Diacor CC (k)	–	39,510	3,888
Flawless Diamonds Trading House (g)	316,081	346,768	362,255

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (h)	1,989	884	–

Related Party transactions are explained below. These arrangements and transactions have typically been established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis.

Likewise security of product consideration is paramount given the high value product produced by the Company.

  Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

  Euro-American Capital Corporation is a private company controlled by Rene Carrier, a former director of the Company, which provided management services to the Company at market rates for those services. Rene Carrier resigned as a director in November 2008.

  CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

  Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provided management and specialized diamond marketing services to the Company at market rates.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources Limited, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

  Cashmere Trading is a private company owned by Hennie Van Wyk, who was an officer of the company until his resignation in February 2010. Previously this company provided helicopter services for the movement of diamond product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

  Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

  Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with buildings materials at market rates.

  Jakes Tyres is a private company of which Mr HC van Wyk, who was an officer of the Company until his resignation in February 2009, that provided tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

  AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provided contract mining services at market rates.

  Diacor CC is a private company of which H C van Wyk is a director from which the Company previously has purchased consumable materials at market rates. As noted above Mr Van Wyk resigned from Rockwell in February 2009.

  Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10  Fourth Quarter

The Company had a loss of $2.4 million for the quarter ending February 28, 2010 compared to a net loss of $19.8 million for the quarter ending February 28, 2009. The market prices have increased since the collapse in the diamond market in the fourth quarter of fiscal 2009, along with a global credit crunch which caused a total collapse in the demand and prices of commodities, but still insufficient to reach break even point. Over the period, the Company has run three of its operations, and Wouterspan Mine, which was put into care and maintenance in order to preserve its cash balances, is still on care and maintenance.

During the quarter ended February 28, 2010, the Company realized diamond sales of $9.0 million compared to $1.0 million for the quarter ended February 28, 2009. This increase has been due to the recovery of the diamond market compared to the depressed conditions experienced in the comparative quarter of the prior year.

Mining costs and amortisation and depletion was $8.0 million for the quarter ended February 28, 2010 compared with $12.3 million quarter ended February 28, 2009. The new plant at Saxendrift mine which was commissioned in February, 2009, has been a success and has been responsible for US$4.5 million of the total tender sales of US$5.5 million in the fourth quarter 2010. Due to the economic crisis, the Company put the Wouterspan mine on care and maintenance to conserve cash and minimize costs.

Administrative costs for the quarter ended February 28, 2010 decreased to $2.4 million in comparison to $2.9 million incurred for the same quarter of the prior year. Management have been successful in containing costs, even with increased legal and corporate advisory services in the current period as a result of the capital raise and legal defence against Midamines in the DRC.

Operations in the quarter have been cash positive, with net operating profit of $2.0 million excluding depreciation less cash overheads of $1.9 million giving an inflow of $0.1 million before interest income of $0.1 and Hire Purchase payments of $0.5 million, giving a net cash utilization of $0.3 million.

The strengthening of the rand against the US Dollar, the currency in which sales are made, has slowed the recovery. It is anticipated that the average prices will rise to over US$1200 per carat in fiscal 2011, the required break-even price at current exchange rates.

1.11       Proposed Transactions

Etruscan Diamonds Limited

The Company has signed a term sheet with Etruscan diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.65 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Blue Gum alluvial diamond deposit hosts estimated mineral resources of 25 million cubic metres (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic metres (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009.

Rights offering

On March 19, 2010 the Company completed a rights offering whereby each registered holder of the Company's common shares on the record date received one right for each common share held. The rights offering was 100% subscribed and applications for additional shares were received but could not be fulfilled because they exceeded the maximum allowable subscription. Pursuant to the rights offering, Rockwell issued 92.7 million common shares at a subscription price of $0.05 per common share yielding gross proceeds of approximately $4.6 million (ZAR 33.2 million).

The Company plans to use the funds to modernize and re-commission the Wouterspan operation which was placed on care and maintenance in January 2009, and identify value add merger and acquisition targets such as the recently announced Etruscan acquisition.

Private placement

In March 2010, the company completed a private placement of 53 million common shares at a price of $0.065 per share for total proceeds of $3.4 million. The company paid a cash fee of $0.1 million finder’s fees relating to the private placement.

Proceeds from the financing will be used to fund working capital on the mining operations.

Flawless Diamonds Trading House (Pty) Limited

On April 21, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited from Hennie van Wyk for the amount of $95,686. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

1.12     Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended February 28, 2010, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13. The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes, and
  the valuation of stock-based compensation expense.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves and mineral properties.

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment and mineral properties.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the effective date of the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition date of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Diamond and supplies inventories

Rough diamond inventory are valued at the lower of average production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization. Net realizable value is determined with reference to a valuation performed by an experienced valuator which approximates market value less cost to sell.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs. Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied. Net realizable value is determined with reference to market value less cost to sell.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Reclamation liability

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realized.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13      Changes in Accounting Policies including Initial Adoption

Effective March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

(a)     Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the Company’s consolidated financial statements.

(b)     EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which requires the Company to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative financial instruments. The standard was effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c)     EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, Mining Exploration Costs, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d)     Section 3862 - Financial Instruments - Disclosures

During the year, CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” according to the relative reliability of the inputs used to estimate the fair values.

(e)     Section 3855 – Financial Instruments – Recognition and Measurement

The CICA amended Handbook Section 3855, Financial Instruments – Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments were effective for fiscal years beginning on or after November 1, 2008. This amendment did not have a material impact on the Company’s consolidated financial statements.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

(f)      Accounting Policies Not Yet Adopted

(i)     International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending February 28, 2011. During the year, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

(ii)    Business Combinations/Consolidated Financial Statements/Non- Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581,

Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

Management of the International Financial Reporting Standards (“IFRS”) Convergence Project

The Company has begun the process of transitioning from Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from Canadian GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in Q4 2009. A timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by Q2 of fiscal 2011.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended May 31, 2011 the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 Canadian GAAP amounts to the restated IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  Transfer all foreign currency translation differences recognized as a separate component of equity to retained earnings on the transition date including those foreign currency differences which arise on application of IFRS (see functional currency analysis below).

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Impact of Adoption of IFRS on Financial Reporting

While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

Basis of Consolidation

Under Canadian GAAP, the Company accounts for its interest in HC van Wyk and Klipdam as a variable interest entities.

IAS27 (International Accounting Standard) does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. As at February 28, 2010 Rockwell has the power to govern the financial and operating policies of the entities. The Company will continue to consolidate the entities until such time as the counterparty delivers on the terms set out in the sales agreements, giving effect to the shareholders’ agreements, at which time the companies will reconsider their conclusion regarding “control” under IFRS.

Therefore, there will be no impact on the opening balance sheet at the transition date or on the consolidated balance sheet at February 28, 2011.

Minority Interest

Under Canadian GAAP, losses in a subsidiary may create a debit balance in non-controlling interests.

Under IAS 27.35 where losses applicable to the minority exceed the minority interest in the equity of the relevant subsidiary, the excess and any further losses attributable to the minority are charged to the group unless the minority has a binding obligation to, and is able to make good the losses. Where excess losses have been taken up by the group, if the subsidiary in question subsequently reports profits, all such profits are attributed to the group until the minority’s share of losses previously absorbed by the group has been recovered.

Share-based Payments (IFRS 2)

The Company currently measures stock-based compensation at the fair value of the options granted using the Black-Scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants is measured on the date the services are completed. Forfeitures are recognized as they occur.

As under Canadian GAAP, IFRS 2 requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value of the services cannot be reliably measured. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS.

However, the Company has determined that no adjustments will be required at the transition date of March 1, 2010 or for the annual period ended February 28, 2010.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a) not a business combination; and

(b) at the time of the transaction, affects neither accounting profit nor taxable profit.

Under Canadian GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the mineral property interest and net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the mineral property interest and the net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit (loss) nor taxable profit (loss) with a corresponding reduction in the related asset.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if no indicators for impairment exists. The value in use is based on a discounted cash flow model. This approach is different than Canadian GAAP (i.e. one step model under IFRS compared to two step model under Canadian GAAP).

To the extent possible, IFRS requires individual assets to be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a Cash Generated Unit is different from the Canadian definition of an Asset Group.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company could reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. The maximum amount of the reversal is the lower of (1) the amount necessary to bring the carrying amount of the asset to its recoverable amount, and (2) the amount necessary to restore the asset of the cash generating unit to the pre-impairments carrying amounts less subsequent depreciation or amortization that would have been recognized. This is different than Canadian GAAP where write back of previously recognized impairments are not permitted.

However, the Company has determined that no significant reversal of previously recognized impairments will be required at the transition date or for the annual period ended February 28, 2010.

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended May 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The subsidiaries of the Company have been reporting in IFRS for the last five years, therefore the financial staff have a working knowledge of IFRS. The impact is therefore restricted to the consolidating entries and the taxation effects thereon.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by the third fiscal quarter (Q3) 2011.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by second fiscal quarter (Q2) of 2011.

1.14      Financial Instruments and Risks and Uncertainties

Capital Management Objectives

As at February 28, 2010, the Company is not subject to externally imposed capital requirements other than its restricted cash and its overdraft facility.

At February 28, 2010, of the $2,512,610 (2009 – $3,997,807) cash and cash equivalents held by the Company, $1,376,073 (ZAR 10,066,386) ((2009 – $3,626,750 (ZAR 28,689,082)) were held in South African Rand (“ZAR”), and $1,136,537 (2009 – $371,057) in Canadian Dollars. Cash and cash equivalents exclude cash subject to restrictions.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the year ended February 28, 2010 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2011.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying value, which approximates fair value, of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

Accounts receivable is reliant on the price of the diamond package obtained at date of tender for which there are no observable market data.

Cash and cash equivalents and bank indebtedness are carried in traded currencies.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company raised $8.6 million in a private placement at the end of the current year and a further $8.0 million subsequent to the year end. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed below.

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

A 10 percent increase/decrease of the Canadian dollar against the ZAR at February 28, 2010 would have a net loss gain/loss effect of $391,238 (2009 – $ 659,120). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

A 10 percent increase/decrease of the prime rate for the year ended February 28, 2010 would have a net loss/gain effect of $154,580 (2009 – $159,200). This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

1.15      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Exercise
Expiry date	price	Number	Total
Common shares			518,185,238

Share purchase options
September 24, 2012	$ 0.62	5,896,500
November 14, 2012	$ 0.63	1,101,500
June 20, 2011	$ 0.45	950,000
December 7, 2014	$ 0.06	14,270,890
January 18, 2015	$ 0.07	600,000	22,818,890

1.15.3   Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

During management’s evaluation of the effectiveness of internal controls over financial reporting as at February 28, 2009, management identified significant deficiencies in the Company’s internal controls over financial reporting. The deficiencies identified include insufficient supervision and review by key accounting personnel over routine, non-routine and complex accounting transactions, inconsistent application of documented financial reporting procedures by accounting personnel, and the ineffective review of certain accounting transactions by accounting personnel. At February 28, 2009, management concluded that the combination of these significant deficiencies resulted in a material weakness and, therefore, the Company’s internal control over financial reporting was not effective at February 28, 2009.

Management remediated the material weakness that existed as at February 28, 2009 during the period ended February 28, 2010 by implementing the following remediation plans:

  Recruitment of qualified and experienced members to the accounting team. The Company contracted the additional services of an accountant with experience in the diamond industry to assist in the rigorous review of procedures and to assist with addressing backlogs and changes in reporting.

  Enhancing controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts.

  The CFO, Group Financial Manager and Rockwell staff implemented a review of the financial reporting procedures and continue to implement further improvements to ensure sufficient, appropriate and timely review of the financial information to mitigate any potential future delays.

  Continuous review, improvement and re-engineering of financial processes to meet the Company’s financial reporting and disclosure obligations.

  Appropriate training of accounting personnel regarding the Company’s period end financial reporting processes and procedures.

These programs were designed to reduce, although they may not completely eliminate, the risk of a material misstatement. The full effect of the extent of these measures will only be fully realised in the 2011 financial year.

Management is of the opinion that by implementing the above items and other actions it has taken to improve internal control over financial reporting, the material weakness identified above has been remediated.

At February 28, 2010, management evaluated the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses identified by management.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

As at February 28, 2010, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at February 28, 2010, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.